American Premium Water Corporation

12777 Jefferson Blvd. Suite 310

Playa Vista, CA 90066-0748

May 29, 2018

VIA EDGAR

John Reynolds, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	American Premium Water Corporation
Offering Statement on Form 1-A/A, filed May 8, 2018 (File No. 024-10823)

Dear Mr. Reynolds:

On behalf of American Premium Water Corporation (the “Company”), I hereby request qualification of the above-referenced Offering Statement at 1:00 p.m. Eastern Time on Thursday, May 31, 2018, or as soon thereafter as is practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Waller Lansden Dortch & Davis, LLP, by calling Marc J. Adesso at (615) 850-8063.

Sincerely,

American Premium Water Corporation

/s/ Ryan Fishoff Name: Ryan Fishoff Title: Chief Executive Officer